UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04020877

March 15, 2004

Kenneth Koegh
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2004

Re: Amerada Hess Corporation
Incoming letter dated January 5, 2004

Dear Mr. Koegh:

This is in response to your letter dated January 5, 2004 concerning the shareholder proposal submitted to Amerada Hess by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter on the proponents' behalf dated January 29, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

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January 5, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amerada Hess Corporation Shareholder Proposal – Rule 14a-8(i)(7) and (10)

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Amerada Hess Corporation (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "2004 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2004 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations; and

II. The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2004 Proxy Materials. The Company presently intends to file its definitive 2004 Proxy Materials on or after March 26, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment of an Office of the Board of Directors "to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders" and requests that the Office of the Board of Directors "report directly to a committee of the non-management directors."

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. The broad and nebulous range of "corporate governance matters" is surely fundamental to the management's daily operation of the business and the procedure for discussing corporate governance matters is clearly an ordinary business operation that would be impracticable for shareholders to oversee.

A. The Proposal Does Not Limit the Nature of Communications to Other Than Ordinary Business.

The Proposal is excludable under Rule 14a-8(i)(7) as the Proposal does not limit the nature of the communications contemplated in the Proposal to other than ordinary business matters. "Corporate governance matters" can include every subject from the establishment and implementation of internal controls to the nature and form of executive incentive compensation. The Staff's report entitled "Review of the Proxy Process Regarding the Nomination and Election of Directors" (the "Proxy Process Report") discusses the differences between ordinary business communication and specifically limited subjects. See http://www. Sec.gov/news/studies/proxyrpt.htm (avail. July 15, 2003).

- In The Kroger Co. (avail. Apr. 11, 2003), the Division of Corporation Finance denied a no-action request to exclude a shareholder proposal seeking the creation of a shareholder committee to communicate with the Kroger board about the subject matter of shareholder proposals approved but not acted upon or adopted. In footnote 53 to the Proxy Process Report, the Staff noted that "the Division did not grant a no-action position to Kroger regarding exclusion of the proposal under the ordinary business exclusion, as the proposal limited the nature of the communications to other than ordinary business matters."

- In contrast, the Proxy Process Report cites the Advanced Fibre Communications, Inc. (avail. Mar. 10, 2003) and PeopleSoft Inc. (avail. Mar. 14, 2003) letters where the Division of Corporation Finance "granted a no-action position to PeopleSoft and Advanced Fibre regarding exclusion of the proposals under the ordinary business exclusion, as the proposals did not limit the nature of the communications to other than ordinary business matters." Process Report at note 55.

- Recently, the Staff granted a no-action position to Comverse Technology, Inc. and CheckFree Corporation (both available September 8, 2003) on nearly identical proposals from the same Proponents as this Proposal.

Except for the words "on corporate governance matters" and an additional "whereas" clause, this Proposal is identical to the shareholder proposals submitted to Converse Technology, Inc., Check Free Corporation, Advanced Fibre Communications and PeopleSoft. The mere addition of the words "corporate governance matters" to the Proposal does not limit the nature of the communications to other than ordinary business matters. Corporate governance covers every aspect of the daily operation of the business, from ethical business behavior to reporting of transactions to compliance with laws and the monitoring of that compliance.

The Staff historically has taken the position that, where part of a shareholder proposal relates to ordinary business, the proposal may be excluded in its entirety even though the proposal may address matters outside the scope of ordinary business. See, e.g., Associated Estates Realty Corp. (avail. Mar. 23, 2000) (granting no-action relief for a proposal relating to both officer compensation and the adoption of a business plan to increase shareholder value as it related to the disposition of non-core businesses and assets, an ordinary business matter). See also ConAgra Foods, Inc. (avail. Jun. 8, 2001); M&.F Worldwide Corp. (avail. Mar. 29, 2000); The Warnaco Group, Inc. (avail. Mar. 12, 1999); Wal-Mart Stores, Inc. (avail. Mar. 15, 1999); Kmart Corporation (avail. Mar. 12, 1999); and Z-Seven Fund, Inc. (avail. Nov. 3, 1999). For these reasons, the Proposal is excludable under Rule 14a-8(i)(7).

B. <u>The Proposal Relates to General Shareholder Communications Procedures</u>.

The Proposal indicates that the main objective of the Proposal is not to address any particular policy or to provide an avenue for shareholder feedback on matters before the Board of Directors, but rather is to promote communication between the Company's non-management directors and its shareholders. As more fully explained below, there is strong precedent that the Proposal itself, as well as shareholder proposals addressing general corporate goals and proposals addressing shareholder communications, come within the ambit of ordinary business operations.

The Staff previously determined that there is a basis for excluding the Proposal under Rule 14a-8(i)(l) as interfering with a company's ordinary business operations. See Comverse Technology, Inc. (avail. Sept. 8, 2003), CheckFree Corporation (avail. Sept. 8, 2003), Advanced Fibre Communications, Inc. (avail. Mar. 10, 2003) and PeopleSoft, Inc. (avail. Mar. 14, 2003), in which the Staff concurred that a shareholder proposal nearly identical to the Proposal and submitted by the same Proponents was excludable under Rule 14a-8(i)(7).

Other Staff no-action precedent supports the position that procedures for dealing with shareholder communications are ordinary business operations. For example, in Chevron Corp. (avail. Feb. 8, 1998), the Staff permitted the exclusion of a shareholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the Chevron proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the Chevron proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it requests the creation of an Office of the Board of Directors in order to foster one aspect of the Company's procedures for dealing with its shareholders: dealings between the Company's non-management directors and the Company's shareholders.

Furthermore, in Jameson Inns Inc. (avail. May 15, 2001), a shareholder proposal urged the board of directors to take three specific actions, including "setting up a forum ... to allow shareholders to ask questions of independent board members concerning conflicts of interest." The proponent cast these recommendations as a method for the Company to "improv[e] shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and therefore was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications." Both the Jameson Inns proposal and the Proposal address improving communications between non-management directors and shareholders. Like the Jameson Inns proposal, which allowed "shareholders to ask questions of independent board members," the Proposal seeks "to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders." The Jameson Inns letter shows that communications between independent, non-management directors and shareholders is covered by SEC Staff precedent dealing with "procedures for improving shareholder communications."

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the shareholder proposals explicitly concerned policy issues and enabling shareholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

- In The Kroger Co. (avail. Apr. 11, 2003), the' Staff denied a no-action request to exclude a shareholder proposal seeking the creation of a shareholder committee to communicate with the Kroger board about the subject matter of shareholder proposals approved but not acted upon or adopted.

- In TRW Inc. (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the shareholders regarding the Company's ordinary business operations are excludable. The TRW proposal sought "the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters under consideration by the Board, rather than for the purpose of assisting communication between management and shareholders on matters related to the company's ordinary business operations."

- In Exxon Corporation (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of shareholder representatives to "review the management of the business and affairs of the corporation by the board of directors and [to] advise the board of its views and the views of shareholders which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations."

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." Nor does the Proposal advocate any particular goal or program. And, unlike the shareholder proposal in Exxon Corporation, the Proposal concerns the Company's ordinary business operations as it seeks to regulate how one part of the Company, specifically the Company's non-management directors, communicates with shareholders. This is evidenced by the Proposal's repeated references to facilitating "direct communications" and other general phrases indicating that the Proposal concerns promoting overall communications between the Company's non-management directors and shareholders rather than specified policies:

- The Proposal's title indicates that the purpose of the Proposal is to establish a "dialogue."

- The Proposal cites the New York Stock Exchange proposed listing standard as a means "to facilitate direct communications between shareholders and the non-management directors" and "for shareholders to communicate directly with non-management directors."

- The Proposal references "several mechanisms" contained in the referenced January 1994 study to promote "direct communications between directors and shareholders."

- The Proposal indicates that implementation of the Proposal will lead to "constructive discussions of perspectives, enhanced understanding, valuable feedback, and the 'fostering of meaningful links between directors and the shareholders by whom they are elected."
- The Proposal seeks "to enable direct communications."

In sum, since both the objective and the express language of the Proposal is aimed at generally promoting increased communication between the Company and its shareholders, the Proposal relates to the Company's ordinary business. Therefore, we believe that the Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal if "the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). See also The Gap Inc. (avail. Mar. 8, 1996).

The Company has, over the past two years, had two meetings and furnished two reports to the Proponents of this Proposal, covering matters of corporate governance chosen by the Proponents as topics they wished to discuss and receive reports about. The persons attending those meetings from the Company included high level officers and a Director. The persons attending the meetings from the Proponents included representatives from the Office of the Comptroller of the City of New York, the New York City Pension Funds, the investment adviser for the New York City Pension Funds and the AFL-CIO in Washington. The Company discussed with, and gave reports to, the above representatives about the Company's policies and corporate governance procedures regarding labor conditions in various countries where the Company operates, its adherence to the principles of certain United Nations resolutions regarding labor practices, its selection of an independent monitor of such practices and the internal reporting mechanism on the subject. Additionally, the Company discussed with, and gave reports to, the representatives of the Proponents about the Company's governance procedures for environmental compliance, including independent monitoring, internal controls and reporting.

At the end of those discussions and following a review of the Company's reports and presentations, the Proponents told the Company that they were very satisfied with the direct communications they had with the Company and the constructive discussion and meaningful results that had been achieved.

The Company's shareholders currently may communicate both directly and indirectly with the non-management members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, via the Corporate Secretary, and at the annual shareholders meeting. The Company's non-management directors have not received a request through these avenues for a meeting from any shareholder, including the Proponents. Thus, as requested by the Proposal, the Company already "enables direct communications on corporate governance matters, including meetings, between non-management directors and shareholders." The Company plans to include disclosure in its proxy materials for 2004 on how shareholders may contact the Board of Directors (in accordance with the Staff's Release 33-8340 and the recently adopted changes to Schedule 14A).

Because the Company has substantially implemented the Proposal, the Company will be meeting with the Proponents to discuss a voluntary withdrawal of the Proposal. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 Proxy Materials.

* * *

If the Staff disagrees that the Proposal maybe excluded on the bases described above, then the Proposal requires substantial revision under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. In particular, the Proposal contains misleading statements regarding the NYSE Rules.

The Proposal incorrectly suggests that establishing an "Office of the Board of Directors" is required in order to implement the NYSE Rules. Such references must be revised under Rule 14a-8(i)(3) in order to prevent the Proposal from being false and misleading. The Proposal requests that "the board of directors establish an Office of the Board of Directors [to] enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors." This statement strongly suggests that establishing an Office of the Board of Directors is based on the "standard" of the NYSE and, therefore, required under such standard. In fact, the commentary to the relevant NYSE Rule provides that "a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." Please see Exchange Act Release No. 48745 and File No. SR-NYSE-2002-33. Therefore, we request that the Staff concur that the Proposal must be revised under Rule 14a-8(i)(3) to eliminate false and misleading suggestions that establishing an Office of the Board of Directors is required under the "standard" set forth in the NYSE Rules.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staffs final position. Please do not hesitate to call me at (212) 819-8227 if we can be of any further assistance in this matter.

Sincerely,

Kevin Keogh

Kevin Keogh

Attachment

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212)669-2013
FAX NUMBER: (212)669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 24, 2003

Mr. Carl T. Tursi
Secretary
Amerada Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Dear Mr. Tursi:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Amerada Hess Corporation.

Recent reports of corporate wrongdoing and corporate governance failures have severely undermined public confidence in the equity markets, and have resulted in the loss to investors of hundreds of millions of dollars. Recognizing the urgent need to restore investor confidence in the stock markets, the United States Congress passed the Sarbanes-Oxley Act of 2002; the Securities and Exchange Commission (SEC) proposed a rule: Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors, and recently approved final corporate governance rules of the New York Stock Exchange (NYSE). We are pleased that the NYSE corporate governance rules include a requirement that companies must disclose a method for interested parties to communicate directly with the presiding director of executives sessions or with non-management directors as a group.

The Systems believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank, certifying the systems' ownership of shares of Amerada Hess Corporation common stock, are enclosed. Each system intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, proposed a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, in an August 8, 2003, release pertaining, in part, to disclosure of companies' procedures for shareholder communications with the directors, the Securities and Exchange Commission stated that "Providing security holders with disclosure about the process for communicating with board members would improve the transparency of board operations, as well as security holder understanding of the companies in which they invest;"

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications on corporate governance matters between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications on corporate governance matters, including meetings, between non-management directors and shareholders, based on the standard proposed by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications on corporate governance matters, and strengthening the relationship between the Board of Directors and the shareholders.

citigroup

November 14, 2003

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

141,605 shares of **AMERADA HESS CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citigroup

November 14, 2003

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

69,100 shares of **AMERADA HESS CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citigroup

November 14, 2003

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

21,191 shares of **AMERADA HESS CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

citigroup

November 14, 2003

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

73,100 shares of **AMERADA HESS CORPORATION**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

Citibank, N.A. 111 Wall Street New York, NY 10043

****
*** TX REPORT ***
****

TRANSMISSION OK

TX/RX NO	1091
CONNECTION TEL	912125368241
SUBADDRESS	
CONNECTION ID	
ST. TIME	11/24 17:21
USAGE T	02'12
PGS.	9
RESULT	OK

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

January 29, 2004

BY FAX AND EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amerada Hess Corporation;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the January 5, 2004 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case on behalf of Amerada Hess Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to direct shareholder communications with independent directors of the Company (the "Proposal") may be omitted from the Company's 2004 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as January 5, 2004 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2004 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by accurately summarizing listing standards that had been proposed by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications **on corporate governance matters**, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

(Emphasis added).

The Funds' Proposal is thus focused on facilitating shareholder communications with independent directors on matters strictly limited to corporate governance. Indeed, the requested 'Office of the Board of Directors' could properly decline to forward communications from shareholders that dealt instead with day-to-day business matters.

II. The Company's Opposition and the Funds' Response

In its letter of January 5, 2004, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The Funds have previously presented to the Division their view that the SEC's Releases and recent public policy developments make it clear that companies cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' proposals that there be direct communications with independent directors. The important role of such communications in improving corporate governance was most recently highlighted by the Commission in its November 24, 2003 Final Rule: "Disclosure Regarding Nominating Committee Functions and Communications between Security Holders and Boards of Directors," Release No. 34-48825.

But rather than repeat those arguments at length, we instead emphasize that here, the Funds' current form of Proposal, in the heart of the Resolved clause, expressly limits the shareholder communications to those "on corporate governance matters." We understand that the absence of such an express limitation in the Resolved clause has, in the view of Division Staff, been the crucial element in their prior decisions to issue noasks that such an office be set up based on the "standard proposed" by the NYSE Board. The Company does not deny that the NYSE's original proposal suggested such an Office. As such, the statement is true; indeed, the simple addition of the word "originally" would wholly moot the Company's objection.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon
Deputy General Counsel

Cc: Kevin Keogh, Esq.
White & Case

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Amerada Hess Corporation
Incoming letter dated January 5, 2004

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communications "on corporate governance matters," including meetings, between non-management directors and shareholders.

We are unable to concur in your view that Amerada Hess may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the proposal may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the phrase "based on the standard proposed by the New York Stock Exchange Board of Directors." Accordingly, we will not recommend enforcement action to the Commission if Amerada Hess omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Amerada Hess may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Amerada Hess may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Amerada Hess may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Amerada Hess may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel